Exhibit 99.1

Canadian Solar Reports First Quarter 2018 Results

Guelph, Ontario, May 16, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter of 2018 ended March 31, 2018.

First Quarter 2018 Highlights

•             Total solar module shipments were 1,374 MW, compared to 1,831 MW in the fourth quarter of 2017, and first quarter 2018 guidance in the range of 1.30 GW to 1.35 GW.

•             Net revenue was $1.42 billion, compared to $1.11 billion in the fourth quarter of 2017, and first quarter 2018 guidance in the range of $1.37 billion to $1.40 billion.

•             Net revenue from the total solutions business as a percentage of total net revenue was 64.2% compared to 36.4% in the fourth quarter of 2017.

•             Gross margin was 10.1%, compared to 19.7% in the fourth quarter of 2017, and first quarter 2018 guidance in the range of 10.0% to 12.0%.

•             Net income attributable to Canadian Solar was $43.4 million, or $0.72 per diluted share, compared to net income of $61.4 million, or $1.01 per diluted share, in the fourth quarter of 2017.

•             Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.19 billion, compared to $1.19 billion at the end of the fourth quarter of 2017.

•             Net cash provided by operating activities was approximately $253.4 million, compared to net cash provided by operating activities of $189.3 million in the fourth quarter of 2017.

•             During the quarter, the Company completed the sale of three solar power plants in the U.S. totaling 309 MWp to the Korea Electric Power Corporation (“KEPCO”) for approximately $720.0 million and completed the sale of 142 MWp of solar power plants in the UK for approximately GBP 191.2 million ($267.7 million) to Greencoat Capital LLP (“Greencoat”).

•             The Company’s portfolio of utility-scale solar power plants in operation as of April 30, 2018 was approximately 948 MWp with an estimated total resale value of approximately $1.1 billion. Only the class B share value of the Company’s tax equity deal projects in the U.S. is included in this resale value.

First Quarter 2018 Results

Net revenue in the first quarter of 2018 was $1.42 billion, up 28.5% from $1.11 billion in the fourth quarter of 2017 and up 110.5% from $677.0 million in the first quarter of 2017. Solar module shipments in the first quarter of 2018 were 1,374 MW, compared to 1,831 MW in the fourth quarter of 2017, and first quarter 2018 guidance in the range of 1.30 GW to 1.35 GW.

Gross profit in the first quarter of 2018 was $143.9 million, compared $218.6 million in the fourth quarter of 2017 and $91.4 million in the first quarter of 2017. Gross margin in the first quarter of 2018 was 10.1%, compared to 19.7% in the fourth quarter of 2017 and 13.5% in the first quarter of 2017, and first quarter 2018 guidance of 10.0% to 12.0%. The sequential decrease in gross margin was primarily due to the low margin associated with the 309 MWp of U.S. solar power plants sold in the quarter, partially offset by an increased module average selling price in the first quarter of 2018.

Total operating expenses in the first quarter of 2018 were $65.7 million, down 25.7% from $88.4 million in the fourth quarter of 2017 and down 29.9% from $93.7 million in the first quarter of 2017.

Selling expenses in the first quarter of 2018 were $42.3 million, up 6.0% from $39.9 million in the fourth quarter of 2017 and up 24.7% from $33.9 million in the first quarter of 2017. The sequential increase was primarily due to increased labor costs and transaction costs related to solar power plant sales, partially offset by decreased shipping and handling costs.

General and administrative expenses in the first quarter of 2018 were $48.8 million, down 30.0% from $69.7 million in the fourth quarter of 2017 and down 11.4% from $55.1 million in the first quarter of 2017. Excluding a $10.2 million fixed asset impairment charge in the fourth quarter of 2017, the sequential decrease was primarily due to a reversal of $4.5 million in other payables and a decrease in professional service expenses.

Research and development expenses in the first quarter of 2018 were $9.5 million, compared to $8.6 million in the fourth quarter of 2017 and $5.6 million in the first quarter of 2017, as the Company further strengthens its leadership position by strategically investing in solar power technology advancements and efficiencies.

Other operating income in the first quarter of 2018 was $34.9 million, compared to $29.8 million in the fourth quarter of 2017 and $0.9 million in the first quarter of 2017. Other operating income in the first quarter of 2018 reflects the net gain from the sale of solar power plants in the U.K. and Japan.

Income from operations in the first quarter of 2018 was $78.2 million, compared to $130.2 million in the fourth quarter of 2017, and a loss from operations of $2.3 million in the first quarter of 2017. Operating margin was 5.5% in the first quarter of 2018, compared to 11.7% in the fourth quarter of 2017 and negative 0.3% in the first quarter of 2017. The sequential decrease primarily reflects the higher revenue contribution from the sale of lower margin solar power plants in the first quarter of 2018.

Non-cash depreciation and amortization charges in the first quarter of 2018 were approximately $34.5 million, compared to $37.2 million in the fourth quarter of 2017, and $17.1 million in the first quarter of 2017. Non-cash equity compensation expense in the first quarter of 2018 was $2.1 million, compared to $2.2 million in the fourth quarter of 2017 and $0.9 million in the first quarter of 2017.

Interest expense in the first quarter of 2018 was $29.6 million, compared to $33.5 million in the fourth quarter of 2017 and $24.1 million in the first quarter of 2017.

Interest income in the first quarter of 2018 was $3.6 million, compared to $3.2 million in the fourth quarter of 2017 and $2.5 million in the first quarter of 2017.

The Company recorded a gain on the change in fair value of derivatives in the first quarter of 2018 of $4.5 million, compared to a gain of $7.6 million in the fourth quarter of 2017 and a loss of $7.8 million in the first quarter of 2017. Foreign exchange loss in the first quarter of 2018 was $8.5 million, compared to $9.5 million in the fourth quarter of 2017, and a foreign exchange gain of $14.2 million in the first quarter of 2017.

Income tax expense in the first quarter of 2018 was $4.1 million, compared to $28.9 million in the fourth quarter of 2017, and an income tax benefit of $3.1 million in the first quarter of 2017.

Net income attributable to Canadian Solar in the first quarter of 2018 was $43.4 million or $0.72 per diluted share, compared to $61.4 million or $1.01 per diluted share in the fourth quarter of 2017 and a net loss of $13.3 million or $0.23 per diluted share in the first quarter of 2017.

Financial Condition

The Company had a cash, cash equivalents and restricted cash balance of $1.19 billion as of March 31, 2018, compared to $1.19 billion as of December 31, 2017.

Accounts receivable, net of allowance for doubtful accounts, at the end of the first quarter of 2018 were $354.3 million, compared to $358.1 million at the end of the fourth quarter of 2017. Accounts receivable turnover in the first quarter of 2018 was 26 days, compared to 38 days in the fourth quarter of 2017.

Inventories at the end of the first quarter of 2018 were $414.1 million, compared to $346.1 million at the end of the fourth quarter of 2017. Inventory turnover in the first quarter of 2018 was 28 days, compared to 35 days in the fourth quarter of 2017.

Accounts and notes payable at the end of the first quarter of 2018 were $914.0 million, compared to $975.6 million at the end of the fourth quarter of 2017.

Short-term borrowings at the end of the first quarter of 2018 were $1.86 billion, compared to $1.96 billion at the end of the fourth quarter of 2017. Long-term borrowings at the end of the first quarter of 2018 were $328.1 million, compared to $404.3 million at the end of the fourth quarter of 2017.

Senior convertible notes totaled $126.7 million at the end of the first quarter of 2018, compared to $126.5 million at the end of the fourth quarter of 2017.

Total borrowings directly related to utility-scale solar power projects were $1.12 billion at the end of the first quarter of 2018, compared to $1.38 billion at the end of the fourth quarter of 2017. Total debt at the end of the first quarter of 2018 was approximately $2.45 billion, of which $785.7 million was non-recourse. Approximately $708.4 million of the non-recourse debt related to utility-scale solar power projects.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “Results for the first quarter 2018 are within our expectations, with solar module shipments and revenue exceeding our guidance. The capacity utilization level was lower than the fourth quarter of 2017, due to several reasons, including seasonally low demand and holidays in China, the Section 201 safeguard decision on solar products by the U.S. government and the safeguard trade investigations in India. On the positive side, we maintained a flat to slightly up module average selling price during the quarter. On the energy business side, we are pleased to have completed the sale of three solar power plants in the U.S. to KEPCO, reflecting the attractiveness of our global power assets. We further diversified our utility scale solar power project pipeline geographically into Australia, South Korea and Argentina, as we executed on additional growth opportunities. As of April 30, 2018, our portfolio of utility-scale solar power plants in operation was approximately 948 MWp and our portfolio of late-stage solar power projects, including those in construction, was approximately 2.3 GWp.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar commented, “We are encouraged by our success in monetizing our solar power plants globally. During the quarter, we completed the sale of the 28 MWp Gaskell West 1 project to Southern Power, sold 142 MWp of solar power plants in the U.K. to Greencoat and sold three solar power plants in the U.S., totaling 309 MWp to KEPCO.  Gross margin was in line with our guidance in the range of 10.0% to 12.0%, as we absorbed the impact of the lower margin solar power plants sales in the U.S. and higher than expected purchase prices for raw materials used in module manufacturing. We are working to secure approval for the sale of three other U.S. solar power plants totaling 399 MWp. All together our actions have strengthened our balance sheet and allow us to redeploy our capital to support the profitable growth of our business and build value for shareholders.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to risks such as failure to secure permits and grid connection, among other risk factors.

Late-Stage Utility-Scale Solar Project Pipeline

As of April 30, 2018, the Company’s late-stage utility-scale solar project pipeline, including those in construction, totaled approximately 2.3 GWp, including 459 MWp in the U.S., 435.7 MWp in Mexico, 422.5 MWp in China, 351.3 MWp in Japan, 499.2 MWp in Brazil, 97.6 in Argentina, 24 MWp in India, 24.2 MWp in Australia, 18.4 MWp in Chile and 8 MWp in South Korea.

In the United States, as of April 30, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Mustang Two	210	California	Development	2020
Gaskell West 2	147	California	Development	2020
NC102	102	North Carolina	Construction	2018
Total	459

In Japan, as of April 30, 2018, the Company’s late-stage, utility-scale solar project pipeline for which interconnection agreements and feed-in tarrif (“FIT”) have been secured totaled approximately 351.3 MWp, 122.7 MWp of which are under construction and 228.6 MWp of which are under development. The Company has an additional 9.4 MWp of projects in the bidding process, which will be added to the list of late-stage projects once FIT has been secured.

In January 2018, the Company achieved commercial operation (“COD”) on a 1 MWp solar power project.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of April 30, 2018:

Expected COD Schedule (MWp)

2018	2019	2020	2021 and Thereafter	Total
72.7	97.5	45.3	135.8	351.3

In Brazil, as of April 30, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp		Location	Status	Expected COD
Pirapora II	23	(1)	Minas Gerais	Construction	2018
Francisco Sa	122.2		Ceara	Development	2021
Jaiba	97.3		Minas Gerais	Development	2021
Lavras	144.7		Minas Gerais	Development	2021
Salgueiro	112		Pernambuco	Development	2020
Total	499.2

Note: (1) 23 MWp represents the Company’s 20% equity interest in 115 MWp Pirapora II.

In Brazil’s A-4 auction held on April 4, 2018, the Company won three solar power projects totaling 364.2 MWp. The projects have been awarded 20-year power purchase agreements with an average price of 118.15 BRL/MWh (approximately US$35.58/MWh). The Company will develop and build the projects and expects to bring them to COD in 2021.

In April 2018, the Company completed the sale of its interest in the 80.6 MWp Guimarania solar energy project in Brazil to Global Power Generation, a subsidiary of the Spanish energy group Gas Natural Fenosa.

In Mexico, as of April 30, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2020
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Aguascalientes	67.7	Aguascalientes	Construction	2018
Total	435.7

In China, as of April 30, 2018, the Company’s late-stage, utility-scale power pipeline totaled 422.5 MWp.

Solar Power Plants in Operation

In addition to its late-stage utility-scale solar project pipeline, as of April 30, 2018, the Company’s portfolio of utility-scale, solar power plants in operation totaled 947.9 MWp. The plants are recorded on the Company’s balance sheet as “project assets”, “assets held-for-sale” and “solar power systems, net”. Revenue from the sale of electricity generated by the plants recorded as “assets held-for-sale” and “solar power systems, net” totaled $2.6 million in the first quarter of 2018, compared to $4.7 million in the fourth quarter of 2017. The sequential decrease reflects a reduction in the number of plants in operation as of April 30, 2018, compared to February 28, 2018.

The sale of projects recorded as “project assets” (build to sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net” (build to own) on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of April 30, 2018:

U.S.	Japan	Brazil	China	India	Others	Total
499	85.6	56.8	148.1	126.1	32.3	947.9

Manufacturing Capacity

Subject to market conditions, the Company plans to expand its ingot, wafer, cell and module capacities by December 31, 2018 to 2.0 GW, 5.0 GW, 7.05 GW and 9.91 GW, respectively.

Manufacturing Capacity Roadmap (MW)

	31-Dec-17	30-Jun-18	31-Dec-18
Ingot	1,200	1,620	2,000
Wafer	5,000	5,000	5,000
Cell	5,450	5,450	7,050
Module	8,110	8,310	9,910

All of the Company’s wafer manufacturing capacity uses diamond wire-saw technology. Diamond wire-saw technology is compatible with the Company’s proprietary and highly efficient black silicon multi-crystalline solar cell technology, thereby reducing silicon usage and manufacturing cost.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to final customer demand and solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the second quarter of 2018, the Company expects total solar module shipments to be in the range of approximately 1.50 GW to 1.60 GW, including approximately 100 MW of shipments to the Company’s utility-scale, solar power projects that may not be recognized as revenue in second quarter 2018. Total revenue for the second quarter of 2018 is expected to be in the range of $690 million to $730 million. Gross margin for the second quarter is expected to be between 20.0% and 22.0%.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “We expect a shift in global demand to developing markets to offset China, India and the U.S. We also expect demand in other markets to improve, including Europe, Africa, Argentina and Mexico. These trends align themselves with the Company’s global footprint and should serve as a catalyst for continued growth.”

Recent Developments

On May 14, 2018, Canadian Solar announced that it had acquired exclusive rights to an 8 MW greenfield development project portfolio in South Korea that is expected to start construction by early 2019.

On April 27, 2018, Canadian Solar announced it had signed an agreement with Global Investment Holdings to develop and operate a pipeline of solar power projects with total capacity of up to 300 MWp in Europe, Middle East and Africa. Canadian Solar will provide engineering, procurement and construction for, and operating and maintenance services to, the projects.

On April 16, 2018, Canadian Solar announced it had completed the sale of its interest in the 80.6 MWp Guimarania solar energy project in Brazil to Global Power Generation, a subsidiary of Spanish energy group Gas Natural Fenosa.

On April 10, 2018, Canadian Solar announced that it had won three solar photovoltaic projects totaling 364 MWp in Brazil. The projects have been awarded 20-year power purchase agreements with an average price of 118.15 BRL/MWh (approximately $35.58/MWh).

On March 29, 2018, Canadian Solar announced that it had acquired a 97.6 MWp solar photovoltaic project in Cafayate, Salta Province, Argentina. The project received a USD denominated 20-year power purchase agreement at $56.28/MWh.

On March 14, 2018, Canadian Solar announced that it had successfully started commercial operation of a 6 MWp solar power plant in Keetmanshoop, Namibia.

On March 13, 2018, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, had completed the sale of its interests in three solar power plants — Astoria (100 MWac/131 MWp), Astoria 2 (75 MWac/100 MWp), and Barren Ridge (60 MWac/78 MWp) projects — totaling 235 MWac/309 MWp to KEPCO, South Korea’s largest electric utility.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on May 16, 2018 (8:00 p.m., May 16, 2018 in Hong Kong) to discuss the Company’s first quarter 2018 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1-845-675-0437 (from international locations). The passcode for the call is 7789205.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Thursday, May 24, 2018 (9:00 p.m., May 24, 2018 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 7789205.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 27GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Mary Ma Manager, Investor Relations Canadian Solar Inc. investor@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31	December 31	March 31
	2018	2017	2017

Net revenues	$1,424,911	$1,108,764	$677,042
Cost of revenues	1,280,965	890,211	585,636

Gross profit	143,946	218,553	91,406

Operating expenses:
Selling expenses	42,331	39,935	33,941
General and administrative expenses	48,775	69,650	55,070
Research and development expenses	9,499	8,564	5,624
Other operating income	(34,906)	(29,756)	(898)
Total operating expenses	65,699	88,393	93,737

Income (loss) from operations	78,247	130,160	(2,331)
Other income (expenses):
Interest expense	(29,594)	(33,487)	(24,111)
Interest income	3,576	3,180	2,522
Gain (loss) on change in fair value of derivatives	4,474	7,565	(7,752)
Foreign exchange gain (loss)	(8,456)	(9,541)	14,214
Investment loss	—	(3,607)	—
Other expenses, net	(30,000)	(35,890)	(15,127)

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	48,247	94,270	(17,458)
Income tax (expense) benefit	(4,092)	(28,940)	3,109
Equity in earnings (loss) of unconsolidated investees	(269)	(2,550)	606
Net income (loss)	43,886	62,780	(13,743)

Less: Net income (loss) attributable to non-controlling interests	509	1,378	(408)

Net income (loss) attributable to Canadian Solar Inc.	$43,377	$61,402	$(13,335)

Earnings (loss) per share - basic	$0.74	$1.05	$(0.23)
Shares used in computation - basic	58,553,622	58,486,391	57,832,572
Earnings (loss) per share - diluted	$0.72	$1.01	$(0.23)
Shares used in computation - diluted	61,952,777	61,936,162	57,832,572

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	March 31	December 31	March 31
	2018	2017	2017
Net Income (loss)	43,886	62,780	(13,743)
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	23,181	3,395	8,929
Gain on changes in fair value of derivatives	5,128	296	1,681
Comprehensive income (loss)	72,195	66,471	(3,133)
Less: comprehensive income (loss) attributable to non-controlling interests	3,500	2,034	(2,438)
Comprehensive income (loss) attributable to Canadian Solar Inc.	68,695	64,437	(695)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	March 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$567,350	$561,679
Restricted cash - current	613,410	617,761
Accounts receivable trade, net	354,333	358,091
Contract assets	1,227	1,253
Amounts due from related parties	16,194	26,102
Inventories	414,090	346,092
Value added tax recoverable	88,045	94,503
Advances to suppliers - current	66,090	61,399
Derivative assets - current	23,023	16,200
Project assets - current	958,759	1,523,342
Assets held-for-sale	13,812	182,797
Prepaid expenses and other current assets	296,574	296,084
Total current assets	3,412,907	4,085,303
Restricted cash - non-current	11,026	10,695
Property, plant and equipment, net	790,662	747,235
Solar power systems, net	63,144	63,964
Deferred tax assets, net	134,971	131,796
Advances to suppliers - non-current	58,959	38,325
Prepaid land use right	91,368	78,649
Investments in affiliates	414,839	414,215
Intangible assets, net	11,409	10,986
Goodwill	4,061	6,248
Derivatives assets - non-current	11,587	10,911
Project assets - non-current	165,887	148,170
Other non-current assets	128,854	143,130
TOTAL ASSETS	$5,299,674	$5,889,627
Current liabilities:
Short-term borrowings	$1,857,575	$1,957,755
Accounts and notes payable	914,022	975,595
Amounts due to related parties	16,687	6,023
Other payables	294,626	315,321
Convertible notes	126,712	—
Advances from customers	52,587	51,739
Derivative liabilities - current	6,353	6,121
Liabilities held-for-sale	569	185,872
Financing liabilities-current	154,698	407,683
Other current liabilities	196,365	201,903
Total current liabilities	3,620,194	4,108,012
Accrued warranty costs	60,214	55,659
Convertible notes	—	126,476
Long-term borrowings	328,120	404,341
Amounts due to related parties	863	—
Derivatives liabilities - non-current	—	359
Liability for uncertain tax positions	8,097	9,264
Deferred tax liabilities - non-current	5,737	5,562
Loss contingency accruals	26,466	25,682
Financing liabilities - non-current	30,597	12,243
Other non-current liabilities	75,850	82,254
Total LIABILITIES	4,156,138	4,829,852
Equity:
Common shares	702,311	702,162
Additional paid-in capital	2,480	417
Retained earnings*	428,323	383,681
Accumulated other comprehensive loss	(28,716)	(54,034)
Total Canadian Solar Inc. shareholders’ equity	1,104,398	1,032,226
Non-controlling interests in subsidiaries	39,138	27,549
TOTAL EQUITY	1,143,536	1,059,775
TOTAL LIABILITIES AND EQUITY	$5,299,674	$5,889,627

Note: * The Company, starting from January 1, 2018, adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), using the modified retrospective method. The reported results for year 2018 reflect the adoption of ASC 606, while the reported results for year 2017 were prepared under the previous revenue recognition guidance. The adoption of ASC 606 has no material impact on the revenue recognition for the first quarter of 2018. The cumulative-effect adjustment to the beginning balance of retained earnings on January 1, 2018 was an increase of $1.3 million from $383.7 million to $385.0 million, related to variable consideration recognized for project sales in year 2017. It has no impact on the Company’s cash flows for the first quarter of 2018.